Exhibit 99.2

Huami Corporation

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: HMI)

NOTICE OF ANNUAL GENERAL MEETING

to be held on February 25, 2021

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Yirendai Ltd. (the “Company”) will be held at Building B2, Zhongguancun No.1, No.81 Beiqing Road, Haidian District, Beijing, PRC 100094, at 2:00 pm (Beijing Time) on February 25, 2021, and at any adjourned or postponed meeting thereof, for the following purposes:

1.             To consider and, if thought fit, pass the following resolution as a special resolution:

“RESOLVED, as a special resolution:

THAT the change of the Company’s legal name from “Huami Corporation” to “Zepp Health Corporation”, and the change of the Company’s trading symbol at the New York Stock Exchange from “HMI” to “ZEPP,” which have been approved by the resolutions of the Company’s board of directors, be and hereby are, authorized and approved, and the Company’s memorandum and articles of association, be and hereby is, amended to reflect the change of the Company’s legal name; and

THAT each director or officer of the Company, be and hereby is, authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.”

The board of directors of the Company has fixed the close of business on January 22, 2021 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.

Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the AGM and any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://www.huami.com/investor, or by contacting Huami Corporation at ir@huami.com, or by writing to Huami Corporation at Building H8, No. 2800, Chuangxin Road, Hefei, 230088, People’s Republic of China, telephone: +86 551-65837200.

By Order of the Board of Directors,
Huami Corporation

/s/ Wang Huang
Mr. Wang Huang
Chairman of the Board of Directors

Beijing, China,

January 26, 2021